

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 4, 2021

Michael McGarrity
Chief Executive Officer
MDxHealth SA
CAP Business Center
Zone Industrielle des Hauts-Sarts
4040 Herstal, Belgium

Re: MDxHealth SA
Registration Statement on Form F-1
Exhibit No. 10.12
Filed October 13, 2021
File No. 333-260213

Dear Mr. McGarrity:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance